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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46766

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2006 (MM/DD/YY) AND ENDING 12-31-2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Global Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sugar Creek Center Blvd., Suite 1010
(No. and Street)

Sugar Land (City) — Texas (State) — 77478 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Blair — (281) 313-6166 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edwards, Lincoln & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1345 Campbell Road, Suite 210 (Address) — Houston (City) — Texas (State) — 77055 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 11 2007

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Blair, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Global Securities, Inc., as of December 31, 2006, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARILYN C MOSKAL
Notary Public, State of Texas
My Commission Expires:
June 2, 2007

Signature

Richard Blair General Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss). and Other Comprehensive Income.
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (1)
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (2)
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (2)
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (2)
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (3)
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (3) (4)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (5)
- x (o) Accountant's Report on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) No subordinated liabilities. See note to financial statements.
(2) Exempt under K (2) i with respect to reserve requirements and certain other reports. See note to financial statements.
(3) N/A
(4) See note to financial statements.
(5) Combined with (o).

UNITED GLOBAL SECURITIES, INC.

Financial Statements
Year Ended December 31, 2006

TABLE OF CONTENTS

EDWARDS, LINCOLN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
1345 Campbell Road, Suite 210
Houston, Texas 77055
Phone: (713) 827-0111 Fax: (713) 827-8764

Board of Directors
United Global Securities, Inc.
Sugar Land, Texas

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of United Global Securities, Inc. as of December 31, 2006, and the related statements of income and other comprehensive income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Global Securities, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Net Capital Computation pursuant to Rule 15c3-1 and Reconciliation with Company's Computation of Net Capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Edwards, Lincoln & Co., P.C.

Edwards, Lincoln & Co., P.C.
Houston, Texas
March 13, 2007

UNITED GLOBAL SECURITIES, INC.

Statement of Financial Condition

December 31, 2006

ASSETS

Cash and equivalents	$ 1,279,072
Furniture and equipment, at cost	552,344
Accumulated depreciation	(265,481)
Marketable securities, available for sale	6,180
Other assets	8,531
	$ 1,580,646

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 18,922
Commission advances	892,000
Accrued expenses	141,821
Total Liabilities	1,052,743
Stockholder's Equity	
Common stock, no par value; 2,000 shares authorized; 2,000 shares issued and outstanding	2,000
Additional paid-in capital	318,145
Retained earnings	204,878
Accumulated other comprehensive income	2,880
Total Stockholder's Equity	527,903
	$ 1,580,646

The accompanying notes are an integral part of these financial statements.

UNITED GLOBAL SECURITIES, INC.

Statement of Income and Other Comprehensive Income

For the Year Ended December 31, 2006

Revenue	$ 3,769,983
Expenses	
Salaries	882,522
General and administrative expenses	502,872
Depreciation expense	38,527
	1,423,921
Net income from operations	2,346,062
Other income	22,210
Net Income	2,368,272
Other Comprehensive Income	
Unrealized holding loss on securities arising during the period	(4,374)
Comprehensive Income	$ 2,363,898

The accompanying notes are an integral part of these financial statements.

UNITED GLOBAL SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2006

	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Capital	Earnings	Income	Total
Balance, Beginning of Year	2,000	$ 2,000	$ 218,145	$ 178,225	7,254	$405,624
Capital Contributed			100,000			100,000
Distributions				(2,341,619)		(2,341,619)
Comprehensive Income: Net Income				2,368,272		2,368,272
Other Comprehensive Loss					(4,374)	(4,374)
Balance, End of Year	2,000	$ 2,000	$ 318,145	$ 204,878	$ 2,880	$ 527,903

The accompanying notes are an integral part of these financial statements.

UNITED GLOBAL SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2006

Cash Flows From Operating Activities:	
Net Income	$ 2,368,272
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	38,527
Decrease in commissions receivable	100,330
Decrease in accounts payable	(49,964)
Decrease in accrued expenses	70,082
Net Cash Provided by Operating Activities	2,527,247
Cash Flows From Financing Activities:	
Commission advances	387,214
Contribution of additional paid-in capital	100,000
Distributions	(2,341,619)
Net Cash Used by Financing Activities	(1,854,405)
Net Increase in Cash and Equivalents	672,842
Cash and Equivalents, Beginning of Year	606,230
Cash and Equivalents, End of Year	$ 1,279,072
Interest Paid	$ 0
Income taxes Paid	$ 0

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Industry Operations
United Global Securities, Inc. is registered as a broker or dealer under section 15(b) of the Securities and Exchange Act of 1934. The Company was incorporated on October 14, 1993. On November 19, 1993, it was granted registration by the Securities and Exchange Commission.

The Company is located in Sugar Land, Texas.

Approximately 60% of the Company's revenues is from commissions on variable annuities. Management estimates that one annuity supplier represents approximately 50% of the Company's variable annuity business.

Cash and Equivalents
The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition
Commissions are earned at the time the Company receives acceptance advices from third parties responsible for payment of the commissions and are recognized as of the date of the advice. Since commissions are paid by national investment firms, no allowance for doubtful accounts is considered necessary.

Commission Advances
An annuity firm advances its commissions due to the Company prior to when the commissions are earned. Commissions are advanced upon acceptance of the annuity application by the annuity firm. The commissions are not earned until the client funds are transferred to and accepted by the annuity firm.

Property and Equipment
The Company's policy is to depreciate property and equipment over the estimated useful lives of the assets using the Modified Accelerated Cost Recovery System (MACRS) method. Use of the MACRS method for financial reporting does not produce results materially different from generally accepted depreciation methods.

Classification	Estimated Useful Life - Years
Furniture & fixtures	7
Office equipment	5
Vehicle	5

UNITED GLOBAL SECURITIES, INC.

Notes to Financial Statements

December 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. The most significant area requiring the use of management estimates relates to useful lives for depreciation. Accordingly, actual results could differ from those estimated.

Income Taxes
The Company has elected to be taxed as an S corporation, whereby all federal income tax attributes flow to the individual stockholder.

Financial Instruments and Credit Risk Concentration
Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash equivalents and commission advances. The Company maintains its cash equivalents in high quality securities placed with various major financial institutions. The Company policy is designed to limit exposure with any one institution, yet the Company is subject to concentrations of credit risk with respect to cash equivalents which the Company attempts to minimize by investing in high-quality instruments. Concentration of credit risk related to commission advances is diversified due to the large number of individual accounts upon which the advances are based.

NOTE 2 – CASH AND EQUIVALENTS

As of December 31, 2006, the Company had on deposit with banks approximately $325,717 in excess of federally insured limits.

NOTE 3 – FURNITURE AND EQUIPMENT

At December 31, 2006, furniture and equipment consists of the following:

Furniture	$ 147,089
Office equipment	142,588
Vehicle	262,667
	$ 552,344

NOTE 4 – MARKETABLE SECURITIES, AVAILABLE FOR SALE

Cost and fair value of marketable securities, available for sale, at December 31, 2006 are as follows:

Equity securities, at cost	$ 3,300
Unrealized gains in accumulated other comprehensive income	2,880
	$ 6,180

UNITED GLOBAL SECURITIES, INC.

Notes to Financial Statements

December 31, 2006

NOTE 5 – COMMON STOCK

The Company is authorized to issue 2,000 shares of no par value common stock. Each share of common stock is entitled to one vote. Of the 2,000 shares authorized, 2,000 shares are issued and outstanding.

NOTE 6 - OPERATING LEASES

On December 2, 2001, the Company entered into a rental agreement beginning February 15, 2002, for office space located in Sugar Land, Texas. The term of this lease is 60 months with $3,907 monthly rent for the first 24 months, escalating to $4,297 per month thereafter, until the end of the lease. During 2007, the lease was extended for a term of three and one-half months.

Total rental expense for all operating leases, except those with terms of one month or less that were not renewed, was $54,475 for the year ended December 31, 2006. Future minimum rental payments required under the operating lease is $17,376

NOTE 7 - EMPLOYEE BENEFIT PLAN

The Company has a money purchase retirement plan covering employees with two years of service. A minimum of 10% of compensation of eligible employees must be contributed to the Plan. The plan expense for the year ended December 31, 2006 was $49,363.

NOTE 8 - SUBORDINATED LIABILITIES

There were no liabilities subordinated to claims of general creditors at any time during the year.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rules adopted and administered by the Securities and Exchange Commission. The rules prohibit a member from engaging in securities transactions if the ratio of its aggregate indebtedness to net capital, both as defined, exceeds 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2006 the net capital ratio of the Company was 4.934 to 1. Its net capital of $213,361 was $143,143 in excess of its required net capital of $70,218.

UNITED GLOBAL SECURITIES, INC.

Notes to Financial Statements

December 31, 2006

NOTE 10 - OMISSION OF CERTAIN REPORTS

A computation for determination of reserve requirements pursuant to Rule 15c3-3 and specified by Rule 17a-5(d)(3) and information relating to possession or control of securities as specified by Rule 15c3-3 and Rule 17a-5(d)(3) were both omitted and not required inasmuch as the Company operates pursuant to the exemption provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

The SIPC supplemental report specified by Rule 17a-5(e)(4) is omitted since the SIPC has suspended assessments based on net operating revenue.

NOTE 11 – CONTINGENCIES

During the year ended December 31, 2006, the Company became dissatisfied with its relationship with a major supplier of the Company's variable annuity business. Management believed that the annuity firm was unresponsive to the needs of the Company's clients. During the year, this annuity firm advanced commissions due to the Company prior to when the commissions were earned. (See Note 1.) As a result of the Company's dissatisfaction with the annuity firm, the Company began sending its clients' annuity applications to another annuity firm. At the close of the year ended December 31, 2006, the Company had virtually halted its business with the annuity firm. On December 31, 2006, the commission advances due to the annuity firm were $892,000.

On December 27, 2006, the annuity firm demanded immediate repayment of the $892,000. The annuity firm's weekly commission statement for the week ended December 26, 2006 also reflected a balance due of $892,000. The Company complied with the demand for payment on February 1, 2007. On January 22, 2007, the annuity firm advised the Company that the amount due for commission advances was $1,900,000. The Company repeatedly requested documentation for the $1,900,000. As of March 26, 2007, the Company has received no documentation from the annuity firm to support a claim for commission advances in excess of $892,000.

The Securities and Exchange Commission ("SEC") received copies of the letters from the annuity firm to the Company. As a result, the Company is currently under examination by the SEC. Since there was a large balance due to the annuity firm, the SEC was concerned that the Company had violated its net capital requirement. (See Note 9.) However, at December 31, 2006, the Company's net capital ratio was 4.934 to 1 and its net capital was $143,143 in excess of its required net capital of $70,218.

Because of the SEC's involvement, the National Association of Security Dealers (NASD) denied the Company's extension for filing its annual audited financial statements and report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission.

NOTE 12 – SUBSEQUENT EVENTS

As of January 31, 2007, the Company's net capital was $393,071; $329,701 in excess of its required net capital of $63,370.

At February 28, 2007, the Company's net capital was $1,442,265; $1,437,265 in excess of its required net capital of $5,000.

EDWARDS, LINCOLN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
1345 Campbell Road, Suite 210
Houston, Texas 77055
Phone: (713) 827-0111 Fax: (713) 827-8764

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
United Global Securities, Inc.
Sugar Land, Texas

We have audited the accompanying financial statements of United Global Securities, Inc. as of and for the year ended December 31, 2006, and have issued our report thereon dated March 13, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Net Capital Computation pursuant to Rule 15c3-1 and Reconciliation with Company's Computation of Net Capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Edwards, Lincoln & Co., P.C.

Edwards, Lincoln & Co., P.C.
Houston, Texas
March 13, 2007

UNITED GLOBAL SECURITIES, INC.

Net Capital Computation Pursuant to Rule 15c3-1

December 31, 2006

Stockholder's Equity	$ 527,903
Nonallowable Assets:	
Property and equipment	(286,863)
Other assets	(8,531)
Net Capital Before Haircuts on Security Positions	232,509
Haircuts on securities and money market	(19,148)
Net Capital	$ 213,361
Aggregate Indebtedness	$ 1,052,743
Computation of Basic Net Capital Requirement	
Minimum net capital required (greater of $5,000 or 6.67% of aggregate indebtedness)	$ 70,218
Excess Net Capital	$ 143,143
Excess Net Capital at 1,000%	$ 108,086
Ratio: Aggregate Indebtedness to Net Capital	4.934

UNITED GLOBAL SECURITIES, INC.

Reconciliation with Company's Computation of Net Capital
(included in Part IIA of Form X-17A-5 as of December 31, 2006)

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$	129,786
Decrease in fair market value of marketable securities		(4,374)
Audit adjustments increasing (decreasing) allowable assets:		
Increase in cash in bank		110,667
Decrease in commissions receivable		(2,510)
Audit adjustments (increasing) decreasing aggregate indebtedness:		
Increase in accounts payable		(3,557)
Increase in accrued expenses		(62,863)
Audit adjustments (increasing) decreasing nonallowable assets		28,927
Changes in nonallowable assets:		
Decrease in property and equipment		(39,444)
Decrease in accumulated depreciation		10,517
		37,363
Changes in net capital before haircut changes		167,149
Decrease in haircuts		46,212
Net Capital	$	213,361

EDWARDS, LINCOLN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
1345 Campbell Road, Suite 210
Houston, Texas 77055
Phone: (713) 827-0111 Fax: (713) 827-8764

Board of Directors
United Global Securities, Inc.
Sugar Land, Texas

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

In planning and performing our audit of the financial statements and supplemental schedules of United Global Securities, Inc. for the year ended December 31, 2006 , in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Edwards, Lincoln & Co., P.C.

Edwards, Lincoln & Co., P.C.
Houston, Texas
March 13, 2007

END